UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-269315

Cordyceps Sunshine Biotech Holdings Co., Ltd.

(Translation of registrant’s name into English)

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On September 28, 2023, Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”), entered into a share purchase agreement (the “Agreement”) with Mr. Xusheng Niu (“Mr. Niu”), Cordyceps Sunshine Biotech Co., Ltd. (Hong Kong), a company incorporated under the laws of Hong Kong (the “Target”), and Chengdu Skyherb Biotechnology Co., Ltd. (China), a wholly foreign-owned enterprise formed under the laws of the People’s Republic of China and a wholly-owned subsidiary of the Target. Pursuant to the Agreement, the Company agreed to sell, and Mr. Niu agreed to purchase, 100% equity interest in the Target, in exchange for cancelling the debt (the “Transaction”) in a total amount of $1.152,328.5 (RMB8,411,156.95) (the “Debt”). The Debt was resulted from several loan agreements entered into by the Company and Mr. Niu since June 29, 2020. Pursuant to those loan agreement, Mr. Niu borrowed and made payments to fund the Company. Upon the closing of the Transaction, Mr. Niu agreed to release the Company from the obligation to repay the Debt and the Debt shall be deemed paid in full.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1.

The following diagram illustrates the corporate structure of the Company after giving effect to the Transaction:

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the nine months ended September 30, 2023 and 2022 and the Unaudited Consolidated Financial Statements of the Company for the nine months ended September 30, 2023 and 2022 are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K.

Exhibit Index

Exhibit No.	Description
10.1	Share Purchase Agreement, dated September 28, 2023
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company
99.2	Unaudited Consolidated Financial Statements of the Company
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023	Cordyceps Sunshine Biotech Holdings Co., Ltd.

	By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Director, Chief Executive Officer, Chief Financial Officer

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